Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Scotiabank Reports Record Results

    Third quarter highlights compared to the same period a year ago:

    <<
    -  Earnings per share (diluted) of $0.93 grew significantly from $0.77, up 21%
    -  Return on equity of 22.8%, increased from 19.9%
    -  Productivity ratio of 53.8%, improved from 56.4%
    >>

    TORONTO, Aug. 29 /CNW/ - Strong revenue growth driven by higher asset volumes across Scotiabank's three business lines, due in part to several recent strategic acquisitions, led to record earnings in the third quarter of
2006.
    Scotiabank reported earnings per share (diluted) of $0.93 for the quarter, up a strong 21% from $0.77 for the same period last year. Net income rose to $936 million in the third quarter, an increase of 19% over last year.
    "The quarter reflected strong growth in sustainable revenue - one of our key strategic priorities," said Rick Waugh, President and CEO. "All three business lines - Domestic Banking, Scotia Capital and International Banking -
contributed to this quarter's record results, including recent acquisitions such as the mortgage business of Maple Financial Group and the purchase of two banks in Peru. Highlighting our success was a 16% increase in total assets over the first nine months of the year, representing broad-based growth in retail, commercial and corporate portfolios. In addition, both International and Scotia Capital continue to demonstrate their ability to earn through the negative impact of foreign currency translation.
    "International Banking experienced strong underlying growth across its businesses, led by Mexico, which saw significant increases in both retail and commercial lending. The Caribbean showed a steady rise in both retail and commercial loan volumes and there were solid contributions from Peru and other recent acquisitions. International Banking also recorded a recovery in value added tax of $51 million, or $0.05 per share.
    "We experienced significant growth in retail and commercial lending in
Domestic Banking. This growth, along with higher transaction-based revenue, led to another solid contribution from this business line.
    "Scotia Capital's results were highlighted by continued growth in its loan portfolio and benefited from loan loss and interest recoveries and securities gains, which more than offset a drop in trading revenues.
    "The Bank's capital position remains strong, providing us with the opportunity to continue to pursue further growth options across product lines and geographies and increase returns for shareholders."
    Net income for the nine-month period ending July 31, 2006, was
$2,682 million, compared to $2,398 million for the same period last year.
    "With our record results for the nine months, we expect to achieve the upper range of our key performance objectives this year," Mr. Waugh said.

    Year-to-date performance versus our 2006 financial and operational objectives was as follows:

    <<
    1.  OBJECTIVE: Earn a return on equity (ROE) of 18 to 22%. For the nine months, Scotiabank earned an ROE of 22.5%.
    2.  OBJECTIVE: Generate growth in earnings per common share (diluted) of
        5 to 10% per year. Our year-over-year growth in earnings per share was 13%.

    3.  OBJECTIVE: Maintain a productivity ratio of less than 58%.
        Scotiabank's ratio was 54.7% for the nine months.
    4.  OBJECTIVE: Maintain strong capital ratios. At 10.0%, Scotiabank's
        Tier 1 capital ratio remains strong by Canadian and international standards.

    FINANCIAL HIGHLIGHTS
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                                As at and for the               For the
                               three months ended          nine months ended
    -------------------------------------------------------------------------
                         July 31   April 30    July 31    July 31    July 31
    (Unaudited)             2006       2006       2005       2006       2005
    -------------------------------------------------------------------------
    Operating results
     ($ millions)
    Net interest
     income(TEB(1))        1,816      1,644      1,561      5,065      4,616
    Total revenue
     (TEB(1))              2,989      2,830      2,689      8,649      7,991
    Provision for
     credit losses            74         35         85        184        194
    Non-interest
     expenses              1,608      1,565      1,517      4,735      4,464
    Provision for
     income taxes
     (TEB(1))                344        313        286        978        884
    Net income               936        894        784      2,682      2,398
    Net income
     available to
     common
     shareholders            928        887        775      2,659      2,381
    -------------------------------------------------------------------------
    Operating
     performance
    Basic earnings
     per share ($)          0.94       0.90       0.78       2.69       2.38
    Diluted earnings
     per share ($)          0.93       0.89       0.77       2.66       2.35
    Return on equity(%)     22.8       23.2       19.9       22.5       21.0
    Productivity ratio(%)
     (TEB(1))               53.8       55.3       56.4       54.7       55.9
    Net interest margin
     on total average
     assets(%)(TEB(1))      1.98       1.97       1.97       1.98       2.01
    -------------------------------------------------------------------------
    Balance sheet
     information
     ($ millions)
    Cash resources
     and securities      115,506    113,842     95,911
    Loans and
     acceptances         225,394    214,445    199,530
    Total assets         364,981    356,979    317,533
    Deposits             255,225    247,648    220,009
    Preferred shares         600        600        600
    Common
     shareholders'

     equity(2)            16,468     15,789     15,603
    Assets under
     administration      180,941    188,508    166,717
    Assets under
     management           26,550     26,936     23,975
    -------------------------------------------------------------------------
    Capital measures
    Tier 1 capital
     ratio (%)              10.0       10.2       11.1
    Total capital
     ratio (%)              11.6       11.9       13.1
    Tangible common
     equity to
     risk-weighted
     assets(2)(3) (%)        8.4        8.5        9.3
    Risk-weighted
     assets
     ($ millions)        190,332    180,112    163,798
    -------------------------------------------------------------------------
    Credit quality
    Net impaired
     loans(4)
     ($ millions)            479        579        573
    General allowance
     for credit losses
     ($ millions)          1,330      1,330      1,375
    Net impaired loans
     as a % of loans
     and acceptances(4)     0.21       0.27       0.29
    Specific provision
     for credit losses
     as a % of average
     loans and
     acceptances
     (annualized)           0.13       0.07       0.17       0.12       0.14
    -------------------------------------------------------------------------
    Common share
     information
    Share price ($)
      High                 47.24      48.67      42.64      49.80      42.64
      Low                  41.55      45.03      39.19      41.55      36.41
      Close                45.55      46.52      41.75
    Shares outstanding
     (millions)
      Average - Basic        988        988        995        988        999
      Average - Diluted      999      1,001      1,009      1,001      1,014
      End of period          988        988        995
    Dividends per
     share ($)              0.39       0.36       0.34       1.11       0.98
    Dividend yield (%)       3.5        3.1        3.3        3.2        3.3
    Dividend payout
     ratio(5) (%)           41.5       40.1       43.7       41.3       41.1
    Market
     capitalization
     ($ millions)         45,022     45,950     41,547
    Book value per
     common
     share(2) ($)          16.66      15.98      15.68
    Market value to
     book value

     multiple                2.7        2.9        2.7
    Price to earnings
     multiple (trailing
     4 quarters)            13.0       13.9       13.6
    -------------------------------------------------------------------------
    Other information
    Employees             52,232     51,503     46,269
    Branches and
     offices               2,147      2,132      1,944
    -------------------------------------------------------------------------
    (1) The adjustment that changes GAAP measures to taxable equivalent basis
        (TEB) measures is discussed in footnotes (2) and (3) further below.
    (2) Refer to Note 1 to the Interim Consolidated Financial Statements
        further below for new accounting standard adopted in the third quarter of 2006. Balance sheet figures and related ratios have been restated, where applicable, as a result of the adjustment to retained earnings as of November 1, 2005.
    (3) Represents common shareholders' equity and non-controlling interest in subsidiaries, less goodwill and other intangible assets, as a percentage of risk-weighted assets.
    (4) Net impaired loans are impaired loans less the specific allowance for credit losses.
    (5) Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.
    >>

    MESSAGE TO STAKEHOLDERS
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    Strategies for success
    ----------------------

    We achieved solid success in the third quarter, resulting in record financial results. Each of our three main business lines - Domestic Banking,
International Banking and Scotia Capital - remains focused on three key priorities: sustainable revenue growth, strategic acquisitions, and effective capital management. In all of our business lines, we are focused on retaining and growing relationships with our existing customers, and acquiring more customers by investing in new resources, technology and marketing.
    International Banking grew strongly across its businesses, led by Mexico, where we launched a new pension fund unit, Scotia Afore, and experienced significant growth in both retail and commercial lending.
    In addition, we announced an agreement to acquire Corporacion Interfin, the parent of Banco Interfin, Costa Rica's largest private bank. Combined with our existing Costa Rican subsidiary, this purchase will expand our share of the loan market to 13 per cent. With this leading market position and our proven Bankwide capabilities, we plan to expand our product and service offerings and increase market share.
    Both retail and commercial lending revenues grew strongly in Domestic
Banking, led by a substantial increase in residential mortgages. These results were bolstered by the acquisition of the mortgage business of Maple Financial
Group earlier this year.
    Scotia Capital continued to expand its client business in Canada, Europe,
Asia and Mexico, and benefited from growth in its lending business, as well as consistent management of previously impaired loans resulting in sizeable recoveries.
    Our success was recognized with several awards during the quarter.
Scotiabank was recently named the best bank in Canada, Jamaica and the
Dominican Republic by Euromoney magazine. Scotia Capital was named Best

Investment Bank in Canada for the third consecutive year by Global Finance magazine. Scotiabank also won a prestigious Technology of the Year award from
The Banker magazine, recognizing its implementation of cost-saving "thin client" computer application management technology.
    As we enter the final quarter of 2006, we are proud of our many accomplishments, and remain confident that Scotiabank will achieve its objectives for the year.

    <<
    2006 Objectives - Our Balanced Scorecard
    -------------------------------------------------------------------------

    Financial

    -  Return on equity of 18-22%
    -  Diluted earnings per share growth of 5-10%
    -  Long-term shareholder value through increases in dividends and stock price appreciation

    Operational

    -  Productivity ratio of less than 58%
    -  Sound ratings
    -  Best practices in corporate governance and compliance processes
    -  Sound capital ratios

    Customer

    -  High levels of customer satisfaction and loyalty
    -  Increase market share in primary markets

    People

    -  High levels of employee satisfaction and engagement
    -  Enhance workforce diversity
    -  Commitment to corporate social responsibility and strong community involvement

    ACHIEVEMENTS
    -------------------------------------------------------------------------

    Domestic Banking

    -  A recent survey of client satisfaction by Scotia Private Client Group revealed that loyalty remains at all-time highs, with 81% of clients saying the overall performance of Scotia Private Client Group is "very good" or "excellent." Share of wallet among these clients also increased for the third straight year, indicating that our "team of experts" approach to providing total solutions for sophisticated and affluent clients is a winning model.

    -  We continue to see good growth in self-directed investing, as average commission per account for ScotiaMcLeod Direct Investing was up 24%
       over last year. As well, new accounts and trade volume were up 15% and
       31%, respectively, in 2006. We also continue to increase market share in assets under administration, which was up 33 basis points year over year.

    -  During the quarter we launched The Mortgage Authority, our near-prime mortgage business, on a national basis. We believe there is significant untapped consumer demand in this market, and that we can profitably serve this segment using appropriate risk mitigation practices. Not only can we expand the number of customers eligible for home ownership, our ability to offer competitive rates in this growing market allows the Bank to help these customers become financially better off.

    International Banking

    -  We continue to execute on our acquisition strategy with an agreement to acquire Corporation Interfin, Costa Rica's largest private bank, for $330 million. The merger of our existing subsidiary with Interfin will result in a 13% loan market share. Interfin has approximately
       $1.3 billion in assets, 24 branches, 36 ABMs, and 950 employees. The transaction is subject to regulatory approval and is expected to close in the fourth quarter.

    -  Through the joint efforts of Scotiabank de Puerto Rico's corporate banking team and Scotia Capital's Public Finance Group, Scotiabank was
       sole arranger for a US$1 billion revolving credit facility to the
       Commonwealth of Puerto Rico. This is the first time that this credit facility has been provided by private banks.

    -  Scotiabank operations in the Dominican Republic and Jamaica were recognized with Awards for Excellence by Euromoney magazine. These annual Euromoney awards are given to those financial institutions that set the highest standard in banking among leading financial institutions around the world.

    Scotia Capital

    -  Scotia Capital acted as the financial advisor to Aliant on a series of transactions that created the Bell Aliant Regional Communications
       Income Fund, one of the largest regional telecommunications service providers in North America, and Canada's second largest business trust. We also acted as co-lead arranger and administrative agent on
       $3.5 billion in bank financing that supported the transactions. Scotia
       Capital also advised on, and was a key provider of, interest rate derivative solutions.

    -  Scotia Capital was co-lead underwriter of US$600 million in debt financing for a consortium, led by Brookfield Asset Management Inc., that purchased HQI Transelec Chile S.A. for US$1.6 billion. We were also a co-financial advisor and provided derivative risk management services. The deal involved many areas of the Bank, including
       Scotiabank Sud Americano in Chile, and is a great example of our cross-border and international capabilities.

    -  Scotia Capital acted as the joint-lead manager for AON Corporation's
       $375 million Canadian fixed income issue. This was the first capital markets issue in Canada for this U.S. client. In addition, we provided
       AON with securitization, foreign exchange and cash management solutions.

    Employee highlights

    -  Grupo Scotiabank (Mexico) ranked as the number one employer among
       Mexican banks and 7th among all companies with more than 500 employees in a survey by The Great Place to Work Institute. The survey assessed companies on the dimensions of credibility, respect, impartiality, pride and comradeship.

    Community involvement

    -  Women's charities across Canada will benefit from the $250,000 raised at the Scotiabank Women's Charity golf tournament in Aurora, Ont., on
       May 29. Annika Sorenstam, the world's top-ranked female golfer, played one hole against each of nine teams to raise funds for the winner's charity of choice. Sorenstam's charities, selected by Scotiabank, included the Canadian Women's Foundation and YWCA.
    >>

    MANAGEMENT'S DISCUSSION & ANALYSIS
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    -------------------------------------------------------------------------
    Forward-looking statements

    This document includes forward-looking statements which are made pursuant to the "safe harbour" provisions of the United States Private Securities
    Litigation Reform Act of 1995. These statements include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the
    Canadian, United States and global economies. Forward-looking statements are typically identified by words or phrases such as "believe," "expect,"
    "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs such as "will," "should," "would" and "could."

    By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in
    Canada and globally; fluctuations in interest rates and currency values;
    liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; operational and reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the
    Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies;
    changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-
    looking statements. For more information, see the discussion starting on page 59 of the Bank's 2005 Annual Report.

    The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-
    looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

    The "Outlook" section in this document is based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted
    factors when reviewing this section.
    -------------------------------------------------------------------------

    Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

    Group Financial Performance and Financial Condition

    Net income for the nine months was $2,682 million, an increase of
$284 million or 12% from the same period last year. Net income for the quarter was $936 million, up a very strong 19% compared to the same quarter of last year, and up 5% from the second quarter. Diluted earnings per share rose to
$0.93 in the third quarter, an increase of 21% from the same quarter of last year and 4% above last quarter. The Bank continued to earn through the negative impact of foreign currency translation.
    Record quarterly income in Scotia Capital, along with continued momentum in International Banking, resulted in this quarter's increase in net income over last year. Included in the third quarter was a $51 million, or $0.05 per share, value added tax (VAT) recovery.

    Total revenue

    Total revenue, on a taxable equivalent basis, was $2,989 million in the third quarter, up 11%, from $2,689 million in the same quarter of last year.
Excluding the impact of foreign currency translation, total revenue grew 16%, boosted by strong net interest income, primarily from continued asset growth, along with higher interest recoveries. As well, there were broad-based increases in transaction-based fee income. Acquisitions, most notably in Peru, bolstered this quarter's revenue by 5% compared to the same period last year.
    Total revenue grew 6% or $159 million over last quarter, primarily from higher interest income and the contribution from recent acquisitions, notwithstanding reduced trading revenue.
    Revenue for the nine months of $8,649 million was $658 million or 8%

above the same period last year. Excluding the impact of newer acquisitions and foreign currency translation, revenues rose 10%.

    Net interest income

    Net interest income, on a taxable equivalent basis, climbed to
$1,816 million in the third quarter, up $255 million or 16% from the same quarter of last year, and $172 million or 10% above the second quarter.
    The third quarter net interest margin of 1.98% was in line with the same quarter last year and last quarter, both at 1.97%.
    Canadian currency net interest income of $1,045 million rose $131 million or 14% from last year, due to growth in retail assets, particularly fixed-rate residential mortgages and ScotiaLine loans, along with higher dividend income.
The margin was flat due to the combined effect of rising interest rates, a flat yield curve and competitive pressures.
    Quarter over quarter, Canadian currency net interest income grew by
$78 million or 8%, due to solid growth in retail assets. As well, this quarter benefited from the impact of three extra days and the inclusion of the mortgage business of Maple Financial Group and the Canadian operations of the
National Bank of Greece. The margin declined slightly due mainly to lower dividend income.
    Foreign currency net interest income climbed $124 million or 19% from the same quarter last year, notwithstanding the negative impact of foreign currency translation. This increase arose from asset growth in most locations, the impact of recent acquisitions and interest recoveries from the repayment of previously impaired loans. Mexico contributed significantly to the growth with strong increases in both retail and commercial lending. Loan volumes were up across the Caribbean. As well, there were increases in margins and commercial lending volumes in Asia. The U.S. corporate portfolio also grew this quarter.
    The quarter-over-quarter increase in foreign currency net interest income was $94 million or 14%. This was attributable to continued volume growth across all regions, including Mexico, the Caribbean, the U.S. and Asia. In addition, this quarter benefited from the full-quarter impact of recent acquisitions and interest recoveries.
    On a year-to-date basis, total net interest income was $5,065 million up
$449 million or 10% from the same period last year.

    Other income

    Other income was $1,173 million this quarter, up $45 million or 4% from the same period last year. Higher customer activity spurred growth in retail brokerage fees, credit card revenues and deposit and payment services this quarter. As well, acquisitions, most notably in Peru, contributed to this growth. Partially offsetting the above were lower trading revenues and reduced securitization gains.
    Other income declined by $13 million or 1% from last quarter. Higher transaction-based services and the benefit of the full-quarter impact of the acquisitions closed in the prior quarter, were more than offset by the drop in trading and retail brokerage revenues.
    Year-to-date other income was $3,584 million, up $209 million or 6% over the same period last year. There was broad-based growth across most revenue categories, although investment banking and securitization revenues were lower.

    Provision for credit losses

    Specific provision for credit losses were $74 million this quarter, an improvement from the $85 million recorded in the same quarter last year but up from $35 million last quarter. The reduction from the same period last year was due to no new provisions in Scotia Capital this quarter. Compared to last quarter, Scotia Capital continued to realize recoveries but to a lesser extent. Higher retail provisions in the Caribbean and Central America region were mostly offset by reductions in commercial lending provisions in Canada.
There was no change to the general allowance this quarter. Further discussion on credit risk is provided below in the Risk Management section on this page.

    Non-interest expenses and productivity

    Non-interest expenses grew $91 million to $1,608 million, up 6% from the same period last year. Excluding the impact of foreign currency translation, recent acquisitions, and the VAT recovery, non-interest expenses grew by
$112 million or 7%. The year-over-year growth was attributable mainly to increases in salaries, performance-based compensation, and premises and technology costs to support the Bank's revenue growth initiatives.
    Quarter-over-quarter non-interest expenses were 3% higher, or 6%
excluding the VAT recovery. The largest increases were in salaries and premises and technology costs, primarily reflecting the full-quarter impact of the recent acquisitions and the three additional days this period.
    Non-interest expenses for the nine-month period were $4,735 million. This growth of $271 million or 6% from the comparative period last year was driven largely by acquisitions and ongoing business growth initiatives.
    The Bank's productivity ratio, a measure of operating efficiency, continues to reflect the Bank's disciplined approach to expense management.
The ratio was 53.8% this quarter, down from 56.4% in the same period last year and 55.3% in the second quarter. Excluding the VAT recovery in Grupo
Scotiabank (Mexico), the productivity ratio in the third quarter was 55.5%.

    Taxes

    The effective tax rate for the third quarter was 20.2%, in line with the same period last year at 20.3%, but higher than the 17.9% in the prior quarter. The rate increased from last quarter as the second quarter included higher savings from certain securities gains that were taxed at lower rates and higher tax-exempt dividend income.
    Year to date, the effective tax rate was 19.6% compared to 20.5% for the same period last year.

    Risk management

    The Bank's risk management policies and practices are unchanged from those outlined in pages 59 to 70 of the 2005 Annual Report.

    Credit risk
    Credit conditions remained favourable in most of the Bank's lending markets. Specific provisions for credit losses of $74 million this quarter was an improvement from the $85 million in the same period a year ago, but up from the $35 million in the previous quarter, which included substantial recoveries in Scotia Capital and a low level of provisions in International.
    Scotia Capital had no new provisions and a net recovery of $19 million in the third quarter, compared to a provision for credit losses of $2 million in the same quarter last year and a $54 million net recovery in the previous quarter.
    Credit losses of $69 million in the Domestic portfolios were up from the
$63 million in the same quarter last year, but lower than the $88 million in the prior quarter, which included increased provisions for two specific commercial accounts.
    International operations had a provision for credit losses of $24 million in the third quarter, slightly higher than the $21 million loss experienced in the same period last year but up $23 million from the very low provision in the second quarter. The increase from last quarter was due to higher retail provisions in the Caribbean and Central America this quarter compared to provision reversals in the second quarter.
    Total net impaired loans, after deducting the allowance for specific credit losses, were $479 million as at July 31, 2006, a decrease of
$100 million from last quarter. The general allowance for credit losses was
$1,330 million, unchanged from last quarter.
    The Bank actively monitors and manages credit risk in industry sectors considered to be a concern in the current economic environment, such as the forestry and automotive sectors.

    Market risk
    Value at Risk (VaR) is a key measure of market risk in the Bank's trading activities. In the third quarter, the average one-day VaR was $9.2 million, compared to $7.7 million for the same quarter last year, due mainly to increased equity exposure. The average one-day VaR increased from the previous quarter due to higher interest rate and equity exposure.

    <<
                                          Average for the three months ended
    -------------------------------------------------------------------------
    Risk factor                                July 31   April 30    July 31
    ($ millions)                                  2006       2006       2005
    -------------------------------------------------------------------------
    Interest rate                            $     7.2  $     4.5  $     7.3
    Equities                                       6.2        5.4        3.1
    Foreign exchange                               1.1        1.9        0.9
    Commodities                                    1.0        1.4        1.1
    Diversification                               (6.3)      (5.2)      (4.7)
    -------------------------------------------------------------------------
    All-Bank VaR                             $     9.2  $     8.0  $     7.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    There were 10 days of trading losses in the third quarter, compared to 8 days in the previous quarter. The losses were within the range predicted by
VaR.

    Liquidity risk
    The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank's obligations. As at July 31, 2006, liquid assets were $94 billion or 26% of total assets compared to $96 billion or 27% at April 30, 2006. Liquid assets were composed of 74% in securities and 26% in cash and deposits with banks
(April 30, 2006 - 73% and 27%, respectively). The quarter-over-quarter decrease in liquid assets was attributable primarily to a lower level of deposits with banks.
    In the course of the Bank's day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at July 31, 2006, the total of assets pledged and those sold under repurchase agreements was $62 billion, compared to $60 billion at April 30, 2006. The quarter-over-quarter increase was attributable to higher levels of pledges for securities borrowing activities and derivative transactions.

    Related party transactions

    There were no changes to the Bank's procedures and policies for related party transactions from those outlined on pages 75 and 116 of the 2005 Annual
Report. All transactions with related parties continued to be at market terms and conditions.

    Balance sheet

    The Bank's total assets at July 31, 2006, were $365 billion, a substantial $51 billion or 16% higher than October 31, 2005, or 18% excluding the effect of foreign currency translation.
    The Bank's lending portfolio grew $25 billion since the beginning of this fiscal year. Domestic residential mortgages led this growth with a $12 billion increase, before securitization of $3 billion, largely driven by the continued
strong domestic economy, as well as the effective execution of the Bank's sales and service program. In addition, the Bank's recently expanded broker channel, through the acquisition of the mortgage business of Maple Financial
Group, contributed $3 billion to this mortgage growth. Internationally, there was solid growth in retail loans of $3 billion across most of the Caribbean and Central America region as well as Latin America, reflecting successful expansion in the area, mainly from recent promotional initiatives. As well, the purchase of the two Peruvian banks (Banco Wiese and Banco Sudamericano)
contributed $1 billion to this retail loan growth. Commercial loans in the
Caribbean and Central America and Latin America were up $3 billion. Business loan volumes in Scotia Capital rose $3 billion, primarily in Canada and the
U.S.
    Securities increased by $18 billion. Investment securities were up
$10 billion, largely from the purchase of U.S. retail automotive asset-backed securities structured with a large corporate customer. Trading securities increased $8 billion, mainly in Scotia Capital to support customer-driven activity and trading operations. As at July 31, 2006, the surplus of the market value over book value of the Bank's investment securities was
$848 million, down $47 million from April 30, 2006, due largely to the realization of equity gains in the third quarter.
    Total liabilities were $348 billion as at July 31, 2006, $50 billion higher than October 31, 2005 or up $55 billion excluding the effect of foreign currency translation.
    Personal deposits increased by $8 billion, due primarily to the continued
expansion in term deposits of $3 billion in Domestic Banking, and the contribution of newer acquisitions of $3 billion. Business deposits rose a substantial $5 billion. Remaining non-personal deposits were up $21 billion and repurchase obligations grew $3 billion, both to fund asset growth.
    Common shareholder's equity was $17 billion as at July 31, 2006, up
$1 billion from October 31, 2005, primarily from internally generated capital of $1,226 million. This growth was partially offset by the cost of share repurchases, net of new shares issued, totaling $215 million. As well, in the third quarter, $25 million was charged to this year's opening retained earnings for the change in accounting standards relating to stock-based compensation for eligible-to-retire employees, discussed in Note 1 to the interim consolidated financial statements.

    Capital management

    The Bank's capital ratios remain strong and position the Bank to take advantage of growth opportunities as they arise.
    The Tier 1 ratio was 10.0% this quarter, down from 10.2% last quarter, mainly as a result of growth initiatives in Scotia Capital and Domestic
Banking.
    The tangible common equity (TCE) ratio, which represents common equity less goodwill and other intangible assets as a percentage of risk-weighted assets, continued to be strong. This ratio was 8.4% at July 31, 2006, versus
8.5% at April 30, 2006.

    During the quarter, the Bank purchased 1.3 million common shares at an average price of $44.84, pursuant to the normal course issuer bid initiated in the first quarter of 2006. This compares to repurchases of 1.1 million shares in the same quarter a year ago and 1.9 million shares last quarter.

    Financial instruments

    Given the nature of the Bank's main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank's business. There are various measures that reflect the level of risk associated with the Bank's portfolio of financial instruments.
Further discussion of some of these risk measures is included in the Risk
Management section above.
    Financial instruments are generally carried at cost, except those held for trading purposes, which are carried at their estimated fair value. There was no change to the basis of calculating the fair value of financial instruments from October 31, 2005, and no significant changes in fair value of financial instruments that arose from factors other than normal economic, industry and market conditions.
    Total derivative notional amounts were $1,005 billion at July 31, 2006, compared to $886 billion at October 31, 2005, with most of the increase in interest rate, foreign exchange and precious metal contracts, mainly from higher customer activity. The percentage of those derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount, after taking into account master netting arrangements, was $14 billion, compared to $12 billion last year end.

    Off-balance sheet arrangements

    In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements. These arrangements are primarily in three categories: Variable
Interest Entities (VIEs), securitizations, and guarantees and loan commitments. No material contractual obligations were entered into this quarter that were not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.
    During the quarter, the Bank did not enter into any significant new arrangements with VIEs that are not consolidated by the Bank in its balance sheet.
    The Bank may securitize residential mortgages as a means of diversifying its funding sources, as it represents a cost-effective method of funding the growth in this portfolio. A further $699 million in residential mortgages were securitized this quarter, bringing the balance of outstanding mortgages securitized by the Bank to $7,860 million as at July 31, 2006, versus $7,801 million as at October 31, 2005.
    Guarantees and other indirect commitments outstanding increased 9% from
October 31, 2005. Fees from guarantees and loan commitment arrangements recorded in other income were $57 million for the three-month period ended
July 31, 2006, compared to $56 million for the same period a year ago.

    Common dividend

    The Board of Directors, at its meeting on August 29, 2006, approved a quarterly dividend of 39 cents per common share. The quarterly dividend applies to shareholders of record as of October 3, 2006. This dividend is payable October 27, 2006.

    Outlook

    The global economy retains solid momentum despite the challenges presented by high energy prices, ongoing trade and payments imbalances, and heightened geopolitical tensions. Economic conditions are generally favourable in Mexico and many parts of Latin America, and U.S. activity remains buoyant.
Robust commodity exports and strong non-residential construction are helping
Canada offset the headwinds from increased competitive pressures, including a stronger currency.
    Given this economic environment and the Bank's record performance for the first nine months, we expect to achieve results in the upper range of our key performance objectives this year.

    <<
    Business Line Review

    Domestic Banking
                                For the three               For the nine
                                 months ended               months ended
    -------------------------------------------------------------------------
    (Unaudited)($ millions)
    (Taxable equivalent  July 31   April 30    July 31    July 31    July 31
     basis)(1)              2006       2006       2005       2006       2005
    -------------------------------------------------------------------------
    Business line
     income
    Net interest
     income            $     932  $     884  $     905  $   2,725  $   2,647
    Provision for
     credit losses            69         88         63        221        205
    Other income             480        485        453      1,437      1,345
    Non-interest
     expenses                879        845        825      2,557      2,426
    Provision for
     income taxes            143        138        149        434        430
    -------------------------------------------------------------------------
    Net income         $     321  $     298  $     321  $     950  $     931
    Preferred
     dividends paid            2          2          2          6          4
    -------------------------------------------------------------------------
    Net income
     available
     to common
     shareholders      $     319  $     296  $     319  $     944  $     927
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Other measures
    Return on
     equity(2)              26.3%      27.3%      31.2%      28.0%      31.4%
    Average assets
     ($ billions)      $     139  $     132  $     124  $     134  $     122
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Refer to footnote (2) further below.
    (2) Refer to footnote (1) in the Total table further below.
    >>

    Domestic Banking, which includes Wealth Management, generated net income available to common shareholders of $319 million in the third quarter, comparable to the same period last year. Quarter over quarter, net income rose by $23 million or 8%. Return on equity was 26.3%. Domestic earnings represented 34% of the Bank's total net income.
    Average assets grew 11% compared to last year, led by substantial increases of $11 billion or 14% in residential mortgages before securitization. This mortgage growth was evident across all delivery channels and also included $3 billion from the acquisition of the mortgage business of
Maple Financial Group. In addition, personal revolving credit lines were up
$2 billion or 9%. Retail deposits grew 7%, mainly from strong market share growth in personal term deposits. Additionally, business deposits rose 13%, mainly in current accounts. Quarter over quarter, average assets rose
$7 billion or 5%, primarily from residential mortgages including the acquisition of the mortgage business of Maple Financial Group. As well, average deposits grew by 3%.
    Total revenues increased $54 million or 4% versus the same quarter last year, from a rise in both net interest income and fee income. Revenues rose
$43 million or 3% from the second quarter due to volume growth and three additional days in the quarter.
    Net interest income rose $27 million or 3% from the same quarter last year to $932 million, driven by strong volume growth across most products. The interest margin decreased, primarily due to the impact of rising interest rates, a flat yield curve, competitive pressure and the cost of relatively more expensive wholesale deposits used to fund the division's net asset growth. Compared to the second quarter, net interest income rose 5%, due to asset growth and three more days this quarter.
    Specific provision for credit losses were up $6 million year over year.
Quarter over quarter, loan losses fell $19 million, due primarily to provisions taken against two accounts in the commercial portfolio last quarter. Credit quality remained solid in the retail portfolio.
    Other income was $480 million in the third quarter, an increase of
$27 million or 6% versus the same period last year. All business units showed improved results. Wealth Management rose by 3% as mutual fund revenues increased $7 million or 16% from higher average balances. In addition, there were increases in personal and non-personal transaction service revenues.
Other income fell slightly by 1% quarter over quarter. A decrease in Wealth
Management income from a less active market was offset by increases in retail and commercial banking transaction-based revenue.
    Non-interest expenses rose $54 million or 7% from the same quarter last year, due in large part to the acquisitions of the mortgage business of Maple
Financial Group and the Canadian operations of the National Bank of Greece, and other growth initiatives. These resulted in increased salaries, benefits and premises and technology costs. Mitigating these increases were lower stock-based compensation expenses, due mainly to lower stock price appreciation compared to last year. Non-interest expenses rose 4% from the second quarter, mainly reflecting growth initiatives and three more days this quarter.

    <<
    International Banking
                                For the three               For the nine
                                 months ended               months ended
    -------------------------------------------------------------------------
    (Unaudited)($ millions)
    (Taxable equivalent  July 31   April 30    July 31    July 31    July 31
     basis)(1)              2006       2006       2005       2006       2005
    -------------------------------------------------------------------------
    Business line
     income
    Net interest
     income            $     607  $     542  $     512  $   1,678  $   1,463
    Provision for
     credit losses            24          1         21         52         54

    Other income             237        220        237        672        591
    Non-interest
     expenses                477        443        447      1,372      1,226
    Provision for
     income taxes             29         25         28         64         93
    Non-controlling
     interest in net
     income of
     subsidiaries             27         23         17         70         51
    -------------------------------------------------------------------------
    Net income         $     287  $     270  $     236  $     792  $     630
    Preferred
     dividends paid            2          2          2          6          4
    -------------------------------------------------------------------------
    Net income
     available
     to common
     shareholders      $     285  $     268  $     234  $     786  $     626
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Other measures
    Return on equity(2)     23.9%      26.2%      24.1%      24.3%      23.1%
    Average assets
     ($ billions)      $      57  $      54  $      51  $      54  $      49
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Refer to footnote (2) further below.
    (2) Refer to footnote (1) in the Total table further below.
    >>

    International Banking's net income available to common shareholders in the third quarter of 2006 was a record $285 million, a substantial increase of
$51 million or 22% from last year. Excluding the unfavourable impact of foreign currency translation of $31 million and a $51 million VAT expense recovery in Mexico, underlying net income was up a solid $31 million or 14%.
This was due to strong growth in Mexico and the Caribbean and Central America, and the recognition of a full quarter of income from acquisitions in Peru.
Partly offsetting were higher gains last year on sales of emerging market securities. Compared with last quarter, net income increased $17 million or 7%
and represented 31% of the Bank's consolidated net income.
    Average asset volumes increased $6 billion or 13% from last year,
$12 billion excluding the impact of foreign currency translation. Of this growth, the acquisition in Peru contributed $5 billion. The remaining increase included 30% growth in retail loans, driven by a 47% increase in credit cards and a 27% rise in mortgages. Commercial loans also increased a substantial 18%
due to strong growth in Asia, the Caribbean and Central America and Mexico.
Compared with last quarter, average assets increased $3 billion or 7%, or
$5 billion or 11% after excluding foreign currency translation. This growth was widespread, including Mexico, Asia, Puerto Rico, Cayman, Dominican
Republic and Peru.
    Total revenues were $844 million in the third quarter, an increase of
$95 million or 13% from last year and $82 million or 11% above last quarter.
Excluding foreign currency translation, the year-over-year growth was
$184 million or 25%. Major contributors to this growth were Peru, Mexico and the Caribbean and Central America.
    Net interest income was $607 million this quarter, up $95 million or 19%
from the same period last year, or 31% excluding the impact of foreign currency translation. This underlying growth was due mainly to higher retail and commercial loan volumes in the Caribbean and Central America and Mexico, and the acquisitions in Peru. Compared to last quarter, net interest income increased $65 million or 12%, due primarily to the acquisitions in Peru and strong loan growth in the Caribbean and Central America, Mexico and Asia.
    Specific provision for credit losses was $24 million in the third quarter, $3 million higher than the same period last year, and $23 million above last quarter. The increase from last quarter was due to higher retail provisions in the Caribbean and Central America this quarter compared to provision reversals in the second quarter.
    Other income of $237 million this quarter was unchanged from the same quarter last year, however, excluding foreign currency translation, other income grew by 11%. This arose from the favourable impact of the acquisitions in Peru and widespread growth in the Caribbean and Central America, partly offset by lower gains on sales of emerging market securities. Compared to last quarter, other income increased $17 million or 7% due to the acquisitions in
Peru, partly offset by the negative impact of foreign currency translation.
    Non-interest expenses were $477 million this quarter, up $30 million or
7% from last year and $34 million or 7% higher than last quarter. The year-
over-year increase was due primarily to ongoing business growth initiatives, reflected in increased technology, compensation and premises expenses, partly offset by lower litigation expenses. This quarter's expenses were favourably affected by foreign currency translation and a VAT expense recovery in Mexico, partly offset by the acquisitions in Peru. The increase from last quarter was due primarily to higher compensation, litigation, and advertising expenses, and the inclusion of Peru this quarter.

    <<
    Scotia Capital
                                For the three               For the nine
                                 months ended               months ended
    -------------------------------------------------------------------------
    (Unaudited)($ millions)
    (Taxable equivalent  July 31   April 30    July 31    July 31    July 31
     basis)(1)              2006       2006       2005       2006       2005
    -------------------------------------------------------------------------
    Business line
     income
    Net interest
     income            $     262  $     229  $     202  $     700  $     648
    Provision for
     credit losses           (19)       (54)         2        (89)       (64)
    Other income             351        351        316      1,113        982
    Non-interest
     expenses                232        253        214        739        731
    Provision for
     income taxes            120        104        100        346        273
    -------------------------------------------------------------------------

    Net income         $     280  $     277  $     202  $     817  $     690
    Preferred
     dividends paid            2          1          2          5          4
    -------------------------------------------------------------------------
    Net income
     available
     to common
     shareholders      $     278  $     276  $     200  $     812  $     686
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------

    Other measures
    Return on equity(2)     31.9%      35.4%      24.7%      33.1%      28.8%
    Average assets
     ($ billions)      $     136  $     128  $     114  $     126  $     112
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Refer to footnote (2) further below.
    (2) Refer to footnote (1) in the Total table further below.
    >>

    Scotia Capital reported record net income available to common shareholders of $278 million, $78 million or 39% ahead of last year and slightly higher than last quarter. Return on equity at 31.9% was higher than the strong results achieved last year and slightly below last quarter's record
35.4%. Scotia Capital contributed 30% to the Bank's overall results this quarter.
    Total average assets increased 19% to $136 billion over last year. There was a rise of $8 billion in trading-related securities to support both client-
driven activity and trading opportunities. The increase also reflects the
$8 billion impact of purchases of U.S. retail automotive asset-backed securities. In addition, corporate loans and acceptances rose 7%. Canada experienced growth in corporate loans and acceptances of $2 billion or 20%
over the third quarter last year. There was also a 3% growth in the U.S., offset by reductions in loans in Europe. The increase in total assets compared to the prior quarter was due to further U.S. retail automotive asset-backed securities purchases, and growth in lending assets in both the U.S. and
Canada. Securities in trading business also grew $2 billion over last quarter.
    Total revenues of $613 million were 18% higher than last year, due primarily to growth in Global Corporate and Investment Banking. This was due
to increased lending volumes and gains from the sale of securities and interest recoveries from repayments of previously impaired loans. Global
Capital Markets revenues declined from last year, due to lower derivatives and equity trading results. The precious metals and foreign exchange businesses had continued strong results due to favourable market conditions. The increase from last quarter reflected higher lending income and record investment banking revenues, partly offset by lower earnings from some of the trading businesses.
    Net interest income at $262 million was higher than last year, due to increased loan volumes and higher interest recoveries. The increase from last quarter arose from higher loan volumes and interest recoveries, slightly offset by tighter margins and lower income from trading operations.
    This quarter, Scotia Capital realized loan loss recoveries of $19 million as the benign credit environment continued. This compares to a small net provision last year and a recovery of $54 million last quarter. Net recoveries were realized primarily in the U.S. this quarter versus in the U.S. and Europe last quarter. For the second consecutive quarter, there were no new provisions. The credit environment continued to facilitate recoveries and a decline in impaired loans.
    Scotia Capital had other income of $351 million, 11% higher than last year. Other income from Global Capital Markets was down 16% from last year, due to decreases in derivatives and equity trading, although foreign exchange and precious metals continued to be strong. Other income from Global Corporate and Investment Banking increased 43%, reflecting higher lending fee revenues, record investment banking revenues and gains from the sale of securities in the U.S. and Europe. Compared to last quarter, other income was unchanged as lower equity trading and derivatives revenues were offset by higher lending, investment banking revenues and gains from securities.
    Non-interest expenses were $232 million, a 9% increase from last year.
This increase was due to higher performance-related compensation and benefits costs, and the addition of ScotiaWaterous. Compared to last quarter, expenses were down 8% mainly from lower performance-related compensation and technology costs.

    <<
    Other(1)
                                For the three               For the nine
                                 months ended               months ended
    -------------------------------------------------------------------------
    (Unaudited)($ millions)
    (Taxable equivalent  July 31   April 30    July 31    July 31    July 31
     basis)(2)              2006       2006       2005       2006       2005
    -------------------------------------------------------------------------
    Business line
     income
    Net interest
     income(3)         $     (85) $    (124) $    (139) $    (347) $    (393)
    Provision for
     credit losses             -          -         (1)         -         (1)
    Other income             105        130        122        362        457
    Non-interest
     expenses                 20         24         31         67         81
    Provision for
     income taxes(3)         (48)       (67)       (72)      (175)      (163)
    -------------------------------------------------------------------------
    Net income         $      48  $      49  $      25  $     123  $     147
    Preferred
     dividends paid            2          2          3          6          5
    -------------------------------------------------------------------------
    Net income
     available
     to common
     shareholders      $      46  $      47  $      22  $     117  $     142
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Other measures
    Average assets
     ($ billions)      $      32  $      29  $      25  $      29  $      24
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

    (2) The Bank, like some other banks, analyzes revenues, net interest margin on total average assets and the productivity ratio on a taxable equivalent basis (TEB). This methodology grosses up tax-
        exempt income earned on certain securities to an equivalent before-
        tax basis. In the presentation of business line results, the corresponding offset is made in the provision for income taxes.

        Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in measures that are different from comparable GAAP measures and may not be the same as measures presented by other companies.

    (3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2006 ($100), April 30, 2006 ($113), and
        July 31, 2005 ($81), and for the nine months ended July 31, 2006
        ($309), and July 31, 2005 ($251), to arrive at the amounts reported in the Consolidated Statement of Income.
    >>

    Net income available to common shareholders was $46 million in the third quarter, $24 million higher than the same period last year, but down
$1 million from last quarter.
    Total revenues for the third quarter were $20 million, compared to a loss of $17 million in the same quarter last year. This mainly reflected favorable changes in fair value of non-trading derivatives, increased funding profits, and greater returns on the equity portfolio. Partially offsetting was the higher cost of funding the bond portfolio due to rising interest rates, the elimination of a higher tax-exempt gross up and lower securitization revenues.
    Total revenues increased $14 million from the previous quarter mainly due to higher funding profits and the elimination of a lower tax-exempt gross up, partially offset by lower security gains as last quarter included a
$48 million gain from the sale of a portion of the Bank's investment in
Shinsei Bank.
    Net interest income and the provision for income taxes include the elimination of the tax-exempt income gross up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $100 million in the third quarter, compared to $81 million last year, and $113 million in the prior quarter.
    Non-interest expenses in this quarter were comparable with the levels of the last few quarters.

    <<
    Total
                                For the three               For the nine
                                 months ended               months ended
    -------------------------------------------------------------------------
    (Unaudited)          July 31   April 30    July 31    July 31    July 31
    ($ millions)            2006       2006       2005       2006       2005
    -------------------------------------------------------------------------
    Business line
     income
    Net interest
     income            $   1,716  $   1,531  $   1,480  $   4,756  $   4,365
    Provision for
     credit losses            74         35         85        184        194
    Other income           1,173      1,186      1,128      3,584      3,375
    Non-interest
     expenses              1,608      1,565      1,517      4,735      4,464
    Provision for
     income taxes            244        200        205        669        633
    Non-controlling
     interest in net
     income of
     subsidiaries             27         23         17         70         51
    -------------------------------------------------------------------------
    Net income         $     936  $     894  $     784  $   2,682  $   2,398
    Preferred
     dividends paid            8          7          9         23         17
    -------------------------------------------------------------------------
    Net income

     available
     to common
     shareholders      $     928  $     887  $     775  $   2,659  $   2,381
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Other measures
    Return on equity(1)     22.8%      23.2%      19.9%      22.5%      21.0%
    Average assets
     ($ billions)      $     364  $     343  $     314  $     343  $     307
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line.
        Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under
        GAAP and, accordingly, the resulting return on equity for each business line may not be comparable to those used by other financial institutions.

    Quarterly Financial Highlights

                                     For the three months ended
    -------------------------------------------------------------------------
                       July  April    Jan.   Oct.  July  April    Jan.   Oct.
                         31     30     31     31     31     30     31     31
                       2006   2006   2006   2005   2005   2005   2005   2004
    -------------------------------------------------------------------------
    Total revenue
     ($ millions)    $2,889 $2,717 $2,734 $2,660 $2,608 $2,594 $2,538 $2,384
    Total revenue
     (TEB(1))
     ($ millions)     2,989  2,830  2,830  2,735  2,689  2,688  2,614  2,457
    Net income
     ($ millions)       936    894    852    811    784    826    788    705
    Basic earnings
     per share ($)     0.94   0.90   0.85   0.81   0.78   0.82   0.78   0.70
    Diluted earnings
     per share ($)     0.93   0.89   0.84   0.80   0.77   0.81   0.77   0.69
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) The adjustment that changes GAAP measures to taxable equivalent basis
        (TEB) measures is discussed in footnotes (2) and (3) above.

    Share Data
                                                                       As at
    -------------------------------------------------------------------------
                                                                     July 31
    (thousands of shares outstanding)                                   2006
    -------------------------------------------------------------------------
    Common shares                                                  988,406(1)
    -------------------------------------------------------------------------
    Preferred shares Series 12                                      12,000(2)
    Preferred shares Series 13                                      12,000(3)
    -------------------------------------------------------------------------
    Class A preferred shares issued by

     Scotia Mortgage Investment Corporation                            250(4)
    -------------------------------------------------------------------------
    Series 2000-1 trust securities issued by
     BNS Capital Trust                                                 500(4)
    Series 2002-1 trust securities issued by
     Scotiabank Capital Trust                                          750(5)
    Series 2003-1 trust securities issued by
     Scotiabank Capital Trust                                          750(5)
    -------------------------------------------------------------------------
    Outstanding options granted under the Stock Option Plans
     to purchase common shares                                   34,011(1)(6)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) As at August 18, 2006, the number of outstanding common shares and options were 988,589 and 33,828, respectively. The number of other securities disclosed in this table were unchanged.
    (2) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
    (3) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.
    (4) Reported in capital instrument liabilities in the Consolidated
        Balance Sheet.
    (5) Reported in deposits in the Consolidated Balance Sheet.
    (6) Included are 16,083 stock options with tandem stock appreciation right (SAR) features.
    >>

    Further details, including convertibility features, are available in
Notes 13, 14 and 15 of the October 31, 2005 consolidated financial statements presented in the 2005 Annual Report, and Note 4 further below.

    Accounting Policies and Estimates

    The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See
Note 1 to the 2005 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. There have not been any changes to the Bank's significant accounting policies affecting the interim consolidated financial statements, other than the change described in Note 1 to the interim consolidated financial statements relating to stock-based compensation for officers eligible to retire. This change in accounting policy did not have a significant impact on the quarterly results for any period presented. The cumulative effect on prior years has been reflected as an adjustment to the opening fiscal 2006 retained earnings.
    Details of significant future changes in accounting standards affecting the Bank are presented in Note 2 to the interim consolidated financial statements.
    The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described on our 2005 Annual Report.

    <<
    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    -------------------------------------------------------------------------

    Consolidated Statement of Income

                                For the three               For the nine

                                 months ended               months ended
    -------------------------------------------------------------------------
    (Unaudited)          July 31   April 30    July 31    July 31    July 31
    ($ millions)            2006       2006       2005       2006       2005
    -------------------------------------------------------------------------
    Interest income
    Loans              $   3,382  $   2,902  $   2,584  $   9,097  $   7,400
    Securities             1,113        998        807      3,008      2,303
    Deposits with banks      230        210        173        624        460
    -------------------------------------------------------------------------
                           4,725      4,110      3,564     12,729     10,163
    -------------------------------------------------------------------------
    Interest expense
    Deposits               2,275      1,942      1,500      6,007      4,214
    Subordinated
     debentures               32         31         34         98        100
    Capital instrument
     liabilities              14         13         13         40         40
    Other                    688        593        537      1,828      1,444
    -------------------------------------------------------------------------
                           3,009      2,579      2,084      7,973      5,798
    -------------------------------------------------------------------------
    Net interest income    1,716      1,531      1,480      4,756      4,365
    Provision for credit
     losses (Note 7)          74         35         85        184        194
    -------------------------------------------------------------------------
    Net interest income
     after provision
     for credit losses     1,642      1,496      1,395      4,572      4,171
    -------------------------------------------------------------------------
    Other income
    Card revenues             78         71         66        224        184
    Deposit and
     payment services        198        183        184        570        520
    Mutual funds              60         60         50        178        141
    Investment
     management,
     brokerage and
     trust services          159        175        143        495        441
    Credit fees              140        132        140        403        411
    Trading revenues          99        157        133        499        468
    Investment banking       167        162        162        484        509
    Net gain on
     investment
     securities              105        108        109        307        305
    Securitization
     revenues                  5          8         21         26         60
    Other                    162        130        120        398        336
    -------------------------------------------------------------------------
                           1,173      1,186      1,128      3,584      3,375
    -------------------------------------------------------------------------
    Net interest and
     other income          2,815      2,682      2,523      8,156      7,546
    -------------------------------------------------------------------------
    Non-interest
     expenses
    Salaries and
     employee
     benefits(1)             940        928        874      2,802      2,627

    Premises and
     technology              313        298        288        892        846
    Communications            70         67         66        201        189
    Advertising and
     business
     development              59         53         58        159        151
    Professional              46         38         44        116        131
    Business and
     capital taxes            37         23         38         97        117
    Other                    143        158        149        468        403
    -------------------------------------------------------------------------
                           1,608      1,565      1,517      4,735      4,464
    -------------------------------------------------------------------------
    Income before the
     undernoted            1,207      1,117      1,006      3,421      3,082
    Provision for
     income taxes            244        200        205        669        633
    Non-controlling
     interest in net
     income of
     subsidiaries             27         23         17         70         51
    -------------------------------------------------------------------------
    Net income         $     936  $     894  $     784  $   2,682  $   2,398
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Preferred
     dividends paid            8          7          9         23         17
    -------------------------------------------------------------------------
    Net income
     available
     to common
     shareholders      $     928  $     887  $     775  $   2,659  $   2,381
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of
     common shares
     outstanding
     (millions):
      Basic                  988        988        995        988        999
      Diluted                999      1,001      1,009      1,001      1,014
    -------------------------------------------------------------------------
    Earnings per
     common share(2)
     (in dollars):
      Basic            $    0.94  $    0.90  $    0.78  $    2.69  $    2.38
      Diluted          $    0.93  $    0.89  $    0.77  $    2.66  $    2.35
    -------------------------------------------------------------------------
    Dividends per
     common share
     (in dollars)      $    0.39  $    0.36  $    0.34  $    1.11  $    0.98
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Refer to Note 1 for impact of new accounting policy adopted in the third quarter of 2006.
    (2) The calculation of earnings per share is based on full dollar and share amounts.

    The accompanying notes are an integral part of these interim consolidated financial statements.

    Consolidated Balance Sheet

                                                      As at
    -------------------------------------------------------------------------
                                    July 31   April 30 October 31    July 31
    (Unaudited) ($ millions)           2006       2006       2005       2005
    -------------------------------------------------------------------------
    Assets
    Cash resources
    Cash and non-interest-bearing
     deposits with banks          $   2,013  $   2,055  $   2,501  $   2,072
    Interest-bearing deposits
     with banks                      18,412     19,592     15,182     17,736
    Precious metals                   3,756      4,020      2,822      2,327
    -------------------------------------------------------------------------
                                     24,181     25,667     20,505     22,135
    -------------------------------------------------------------------------
    Securities
    Investment                       33,725     29,758     23,452     23,235
    Trading                          57,600     58,417     50,007     50,541
    -------------------------------------------------------------------------
                                     91,325     88,175     73,459     73,776
    -------------------------------------------------------------------------
    Loans
    Residential mortgages            85,541     81,575     75,520     73,867
    Personal and credit cards        38,245     36,857     34,695     33,981
    Business and government          72,568     67,407     62,681     63,604
    Securities purchased under
     resale agreements               22,535     22,208     20,578     23,290
    -------------------------------------------------------------------------
                                    218,889    208,047    193,474    194,742
    Allowance for credit
     losses (Note 7)                  2,695      2,706      2,469      2,565
    -------------------------------------------------------------------------
                                    216,194    205,341    191,005    192,177
    -------------------------------------------------------------------------
    Other
    Customers' liability under
     acceptances                      9,200      9,104      7,576      7,353
    Trading derivatives'
     market valuation                11,929     16,685     11,622     11,334
    Land, buildings and equipment     2,209      2,178      1,934      1,947
    Goodwill                            688        639        498        546
    Other intangible assets             267        269        235        219
    Other assets                      8,988      8,921      7,191      8,046
    -------------------------------------------------------------------------
                                     33,281     37,796     29,056     29,445
    -------------------------------------------------------------------------
                                  $ 364,981  $ 356,979  $ 314,025  $ 317,533
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Liabilities and
     shareholders' equity
    Deposits
    Personal                      $  91,904  $  90,718  $  83,953  $  83,840
    Business and government         135,249    124,363    109,389    111,257
    Banks                            28,072     32,567     24,103     24,912
    -------------------------------------------------------------------------
                                    255,225    247,648    217,445    220,009
    -------------------------------------------------------------------------

    Other
    Acceptances                       9,200      9,104      7,576      7,353
    Obligations related to
     securities sold under
     repurchase agreements           29,117     29,960     26,032     27,003
    Obligations related to
     securities sold short           14,663     10,961     11,250      9,976
    Trading derivatives'
     market valuation                11,815     15,746     11,193     12,049
    Other liabilities(1)             24,457     23,766     20,794     21,277
    Non-controlling interest
     in subsidiaries                    411        387        306        296
    -------------------------------------------------------------------------
                                     89,663     89,924     77,151     77,954
    -------------------------------------------------------------------------
    Subordinated debentures           2,275      2,268      2,597      2,617
    -------------------------------------------------------------------------
    Capital instrument liabilities      750        750        750        750
    -------------------------------------------------------------------------
    Shareholders' equity
    Capital stock
      Preferred shares                  600        600        600        600
      Common shares and
       contributed surplus            3,393      3,363      3,317      3,314
    Retained earnings(1)             15,372     14,884     14,126     13,909
    Cumulative foreign currency
     translation gains/(losses)      (2,297)    (2,458)    (1,961)    (1,620)
    -------------------------------------------------------------------------
                                     17,068     16,389     16,082     16,203
    -------------------------------------------------------------------------
                                  $ 364,981  $ 356,979  $ 314,025  $ 317,533
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Refer to Note 1 for impact of new accounting policy adopted in the third quarter of 2006.

    The accompanying notes are an integral part of these interim consolidated financial statements.

    Consolidated Statement of Changes in Shareholders' Equity

                                                   For the nine months ended
    -------------------------------------------------------------------------
                                                          July 31    July 31
    (Unaudited) ($ millions)                                 2006       2005
    -------------------------------------------------------------------------
    Preferred shares
    Balance at beginning of period                      $     600  $     300
    Issued                                                      -        300
    -------------------------------------------------------------------------
    Balance at end of period                                  600        600
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Common shares and contributed surplus
    Common shares:
      Balance at beginning of period                        3,316      3,228
      Issued                                                   99        148
      Purchased for cancellation                              (23)       (63)

    -------------------------------------------------------------------------
      Balance at end of period                              3,392      3,313
    Contributed surplus: Fair value of stock options            1          1
    -------------------------------------------------------------------------
    Total                                                   3,393      3,314
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Retained earnings
    Balance at beginning of period                         14,126     13,239
    Cumulative effect of adopting new
     accounting policy(1)                                     (25)         -
    -------------------------------------------------------------------------
                                                           14,101     13,239
    Net income                                              2,682      2,398
    Dividends: Preferred                                      (23)       (17)
               Common                                      (1,097)      (979)
    Purchase of shares                                       (291)      (725)
    Other                                                       -         (7)
    -------------------------------------------------------------------------
    Balance at end of period                               15,372     13,909
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Cumulative foreign currency translation
     gains/(losses)
    Balance at beginning of period                         (1,961)    (1,783)
    Net unrealized foreign exchange translation(2)           (336)       163
    -------------------------------------------------------------------------
    Balance at end of period                               (2,297)    (1,620)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Total shareholders' equity at end of period         $  17,068  $  16,203
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Refer to Note 1 for impact of new accounting policy adopted in the third quarter of 2006.
    (2) Comprises unrealized foreign exchange translation gains/(losses) on net investments in self-sustaining foreign operations of $(519)
        (July 31, 2005 - $130) and gains from related foreign exchange hedging activities of $183 (July 31, 2005 - $33).

    The accompanying notes are an integral part of these interim consolidated financial statements.

    Condensed Consolidated Statement of Cash Flows

                                      For the three          For the nine
                                       months ended          months ended
    -------------------------------------------------------------------------
    Sources and (uses)
     of cash flows                  July 31    July 31    July 31    July 31
    (Unaudited) ($ millions)           2006       2005       2006       2005
    -------------------------------------------------------------------------
    Cash flows from
     operating activities
    Net income                    $     936  $     784  $   2,682  $   2,398
    Adjustments to net income
     to determine cash flows             40        (43)       (41)        19
    Net accrued interest
     receivable and payable            (134)       (26)      (194)        (5)

    Trading securities                1,123       (629)    (8,208)    (6,943)
    Trading derivatives' market
     valuation, net                     853      2,032        360        793
    Other, net                        1,956        128        400        795
    -------------------------------------------------------------------------
                                      4,774      2,246     (5,001)    (2,943)
    -------------------------------------------------------------------------
    Cash flows from
     financing activities
    Deposits                          5,774      6,988     35,870     21,827
    Obligations related to
     securities sold under
     repurchase agreements           (1,191)     2,068      3,810      6,970
    Obligations related to
     securities sold short            3,667      1,459      3,437      2,386
    Subordinated debentures
     redemptions/repayments               -          -       (300)         -
    Capital stock issued                 29         26         85        392
    Capital stock
     redeemed/purchased
     for cancellation                   (59)       (47)      (314)      (788)
    Cash dividends paid                (393)      (348)    (1,120)      (996)
    Other, net                         (553)       217        343        544
    -------------------------------------------------------------------------
                                      7,274     10,363     41,811     30,335
    -------------------------------------------------------------------------
    Cash flows from
     investing activities
    Interest-bearing deposits
     with banks                       1,495     (2,376)    (2,587)    (4,802)
    Loans, excluding
     securitizations                (11,270)    (9,730)   (25,133)   (21,922)
    Loan securitizations                683        451      1,815      1,678
    Investment securities, net       (2,942)      (683)    (9,408)    (1,824)
    Land, buildings and equipment,
     net of disposals                   (59)       (44)      (161)      (106)
    Other, net(1)                       (14)      (255)    (1,773)      (279)
    -------------------------------------------------------------------------
                                    (12,107)   (12,637)   (37,247)   (27,255)
    -------------------------------------------------------------------------
    Effect of exchange rate
     changes on cash and cash
     equivalents                         17        (37)       (51)        14
    -------------------------------------------------------------------------
    Net change in cash and
     cash equivalents                   (42)       (65)      (488)       151
    Cash and cash equivalents at
     beginning of period              2,055      2,137      2,501      1,921
    -------------------------------------------------------------------------
    Cash and cash equivalents at
     end of period                $   2,013  $   2,072  $   2,013  $   2,072
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash disbursements made for:
      Interest                    $   2,807  $   2,071  $   7,556  $   5,790
      Income taxes                $     257  $     166  $     824  $     631
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) For the three and nine months ended July 31, 2006, comprises investments in subsidiaries and business units, and the purchase of assets related to these investments, net of cash and cash equivalents at the date of acquisition, of $21 and $158, respectively (July 31,
        2005 - $17), and net of non-cash consideration of common shares issued from treasury of nil (July 31, 2005 - $49).

    The accompanying notes are an integral part of these interim consolidated financial statements.
    >>

    Notes to the Interim Consolidated Financial Statements (Unaudited)

    These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).
    They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2005. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank's year-end audited consolidated financial statements except as discussed in
    Note 1.

    <<
    1.  New accounting policy:

        Stock-based compensation

        In July 2006, the Emerging Issues Committee of the Canadian Institute
        of Chartered Accountants issued a new Abstract that deals with the accounting for stock-based compensation for employees eligible to retire before the vesting date. The accounting treatment specified by the Abstract is required to be adopted in financial statements issued for interim and annual periods ending on or after December 31, 2006, although early adoption is encouraged.

        This Abstract requires that: i) compensation costs attributable to stock-based compensation awards granted to employees who are eligible to retire on the grant date be fully recognized on the grant date;
        and ii) compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period be recognized over the time frame between the grant date and the date of retirement eligibility. Previously, these costs were recognized by the Bank over the vesting period of the award.

        During the third quarter of 2006, the Bank early adopted the provisions of this new Abstract. The Bank has assessed the retroactive impact of this accounting change on previously reported quarterly and annual results, and has concluded that it is not material to any particular quarter or annual period. Accordingly, the
        Bank has not restated net income of any prior quarter or annual period as a result of adopting this accounting change, and has recorded an adjustment of $25 million (net of income taxes of
        $13 million) to opening fiscal 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy. The fiscal 2006 year-to-date income statement effect of adopting this change was an increase in net income of
        $5 million (net of a provision for income taxes of $3 million). This was fully reflected in the third quarter's results. Had the first and second quarters of fiscal 2006 been restated to give effect to this accounting change, for the first quarter, net income would have decreased by $3 million (net of a recovery for income taxes of
        $2 million) and, for the second quarter, net income would have increased by $3 million (net of a provision for income taxes of
        $2 million).

    2.  Future accounting changes:

        The following summarizes future accounting policy changes that will be relevant to the Bank's consolidated financial statements.

        Financial instruments

        The Canadian Institute of Chartered Accountants has issued three new standards: Financial Instruments - Recognition and Measurement,
        Hedges and Comprehensive Income. These will be effective for the Bank on November 1, 2006, and require the following:

        Financial Instruments - Recognition and Measurement
        All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except the following, which will be carried at amortized cost unless designated as held for trading upon initial recognition: loans and receivables, certain securities and non-trading financial liabilities. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will continue to be recorded in the Consolidated Statement of Income.
        Unrealized gains and losses on financial assets that are held as available for sale will be recorded in other comprehensive income until realized, when they will be recorded in the Consolidated
        Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

        Hedges
        In a fair value hedge, the change in fair value of the hedging derivative will be offset in the Consolidated Statement of Income against the change in the fair value of the hedged item relating to the hedged risk. In a cash flow hedge, the change in fair value of the derivative, to the extent effective, will be recorded in other comprehensive income until the asset or liability being hedged affects the Consolidated Statement of Income, at which time the related change in fair value of the derivative will also be recorded in the Consolidated Statement of Income. Any hedge ineffectiveness will be recorded in the Consolidated Statement of Income.

        Comprehensive Income
        Unrealized gains and losses on financial assets that will be held as available for sale, unrealized foreign currency translation amounts arising from selfsustaining foreign operations, and changes in the fair value of cash flow hedging instruments will be recorded in a
        Statement of Other Comprehensive Income until recognized in the
        Consolidated Statement of Income. Other comprehensive income will form part of shareholders' equity.

        The transitional impact of these new standards is not yet
        determinable, as it is dependent on the Bank's outstanding positions, hedging strategies and market volatility at the time of transition.

    3.  Segmented results of operations

        Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking,
        International Banking and Scotia Capital. Results for these operating segments are presented in the Business line income tables above.

    4.  Significant capital transactions

        In the first quarter of 2006, the Bank initiated a new normal course issuer bid to purchase up to 50 million of the Bank's common shares.
        This represents approximately 5 per cent of the Bank's outstanding common shares. The bid will terminate on the earlier of January 5,
        2007, or the date the Bank completes its purchases. During the third quarter, the Bank purchased 1.3 million common shares at an average cost of $44.84. For the nine months ended July 31, 2006, 6.9 million common shares were purchased at an average price of $45.62.

        On February 8, 2006, the Bank redeemed all of its $300 million 7.4%
        subordinated debentures that were due to mature in 2011.

    5.  Sales of loans through securitizations

        The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended July 31, 2006, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 13.2%, an excess spread of 0.8% and a discount rate of 4.6% (13.0%, 0.9% and 4.4%
        respectively, for the nine months ended July 31, 2006). The following table summarizes the Bank's sales.

                                   For the three              For the nine
                                    months ended              months ended
        ---------------------------------------------------------------------
                             July 31  April 30   July 31   July 31   July 31
        ($ millions)            2006      2006      2005      2006      2005
        ---------------------------------------------------------------------
        Net cash
         proceeds(1)        $    683  $    698  $    451  $  1,815  $  1,678
        Retained interest         16        22        15        49        50
        Retained servicing
         liability                (5)       (6)       (3)      (13)      (11)
        ---------------------------------------------------------------------
                                 694       714       463     1,851     1,717
        Residential
         mortgages
         securitized             699       712       450     1,848     1,682
        ---------------------------------------------------------------------
        Net gain (loss)
         on sale            $     (5) $      2  $     13  $      3  $     35
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (1) Excludes insured mortgages which were securitized and retained by the Bank of $661 for the three months ended July 31, 2006
            (April 30, 2006 - $246; July 31, 2005 - $194), and $1,175 for the
            nine months ended July 31, 2006 (July 31, 2005 - $956). These assets are classified as investment securities and have an outstanding balance of $2,067 as at July 31, 2006.

    6.  Variable interest entities

        During the third quarter of 2006, the Bank sold $4 billion of residential mortgages to a related entity that is consolidated under the variable interest entity accounting guideline. The purpose of this transaction was to facilitate financing of the Bank's own operations, and did not have a material impact on the consolidated assets of the Bank.

    7.  Allowance for credit losses

        The following table summarizes the change in the allowance for credit losses.

                                   For the three              For the nine
                                    months ended              months ended
        ---------------------------------------------------------------------
                             July 31  April 30   July 31   July 31   July 31
        ($ millions)            2006      2006      2005      2006      2005
        ---------------------------------------------------------------------
        Balance at
         beginning
         of period          $  2,717  $  2,445  $  2,599  $  2,475  $  2,704
        Write-offs              (142)     (120)     (188)     (393)     (490)
        Recoveries                50        56        53       145       137
        Provision for
         credit losses            74        35        85       184       194
        Other, including
         foreign exchange
         adjustment                7       301        23       295        27
        ---------------------------------------------------------------------
        Balance at the end
         of period(1)(2)(3) $  2,706  $  2,717  $  2,572  $  2,706  $  2,572
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (1) As at July 31, 2006, includes $342 relating to acquisitions of new subsidiaries (April 30, 2006 - $342; July 31, 2005 - $35), which may change as the valuation of the acquired loan assets is finalized.
        (2) As at July 31, 2006, $11 has been recorded in other liabilities
            (April 30, 2006 - $11; July 31, 2005 - $7).
        (3) As at July 31, 2006, the general allowance for credit losses was
            $1,330 (April 30, 2006 - $1,330; July 31, 2005 - $1,375).

    8.  Employee future benefits

        Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank's principal plans(1).

                                   For the three              For the nine
                                    months ended              months ended
        ---------------------------------------------------------------------
                             July 31  April 30   July 31   July 31   July 31
        ($ millions)            2006      2006      2005      2006      2005
        ---------------------------------------------------------------------
        Benefit expenses
        Pension plans       $     18  $     22  $     23  $     64  $     68
        Other benefit plans       31        32        30        94        82

        ---------------------------------------------------------------------
                            $     49  $     54  $     53  $    158  $    150
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        (1) Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

    9.  Acquisitions

        During the second quarter of 2006, the Bank completed the
        acquisitions of (i) the Canadian operations of the National Bank of
        Greece on February 3, 2006, (ii) Maple Trust Company on March 31,
        2006, and (iii) two Peruvian banks, Banco Wiese Sudameris and Banco
        Sudamericano on March 9, 2006, with the intention of merging the banks and owning approximately 78% of the combined entity. Prior to the transaction, the Bank owned 35% of Banco Sudamericano.

        The combined investment in these companies was approximately
        $700 million, which includes amounts invested directly in the acquired businesses. In addition to the purchase of Maple Trust
        Company, as part of the acquisition of the Canadian mortgage operations of Maple Financial Group Inc., the Bank purchased mortgages from the Group.

        For the two Canadian acquisitions, the estimated total goodwill of
        $144 million and other intangibles of $52 million have been recorded in the Consolidated Balance Sheet. These amounts may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed. The Bank has not completed its assessment and valuation of the assets acquired and liabilities assumed for the
        Peruvian banks. As a result, the amount of the purchase price in excess of the carrying value of the assets and liabilities has not been fully allocated to the acquired assets and liabilities in the
        Consolidated Balance Sheet. The consolidation of these acquisitions did not have a material effect on the Bank's consolidated financial statements.

        In the third quarter of 2006, the Bank announced the acquisition of
        Corporacion Interfin, the parent company of Banco Interfin in Costa
        Rica. The investment in the acquisition is approximately
        $330 million. The acquisition is expected to close in the fourth quarter.
    >>

    SHAREHOLDER & INVESTOR INFORMATION
    -------------------------------------------------------------------------

    Direct deposit service

    Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association.
To arrange direct deposit service, please write to the Transfer Agent.

    Dividend and Share Purchase Plan

    Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
    As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the
Bank.
    For more information on participation in the plan, please contact the
Transfer Agent.

    Dividend dates for 2006

    Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

    <<
                 Record Date        Payment Date
                 January 3          January 27
                 April 4            April 26
                 July 4             July 27
                 October 3          October 27
    >>

    Valuation Day Price

    For Canadian income tax purpose, The Bank of Nova Scotia's common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, the two-for-one stock split in 1998.
The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1971 pool.

    Duplicated communication

    If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

    Website

    For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

    Conference call and Web broadcast

    The quarterly results conference call will take place on August 29, 2006, at 2:30 p.m. EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-796-7558 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by e-
mail to investor.relations(at)scotiabank.com.
    A telephone replay of the conference call will be available from
August 29, 2006, to September 12, 2006, by calling (416) 640-1917 and entering the identification code 21198157 followed by the number sign. The archived audio webcast will be available on the Bank's website for three months.

    Contact information

    Investors:

    Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
    <<
        Scotiabank
        Scotia Plaza, 44 King Street West
        Toronto, Ontario, Canada M5H 1H1
        Telephone: (416) 866-5982
        Fax: (416) 866-7867
        E-mail: investor.relations(at)scotiabank.com

    Media:
    For other information and for media enquiries, please contact the Public,
Corporate and Government Affairs Department at the above address.
        Telephone: (416) 866-3925
        Fax: (416) 866-4988
        E-mail: corpaff(at)scotiabank.com

    Shareholders:
    For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's Transfer Agent:
        Computershare Trust Company of Canada
        100 University Avenue, 9th Floor
        Toronto, Ontario, Canada M5J 2Y1
        Telephone: 1-877-982-8767
        Fax: 1-888-453-0330
        E-mail: service(at)computershare.com

        Co-Transfer Agent (U.S.A.)
        Computershare Trust Company, Inc.
        350 Indiana Street
        Golden, Colorado 80401 U.S.A.
        Telephone: 1-800-962-4284

    For other shareholder enquiries, please contact the Finance Department:
        Scotiabank
        Scotia Plaza, 44 King Street West
        Toronto, Ontario, Canada M5H 1H1
        Telephone: (416) 866-4790
        Fax: (416) 866-4048
        E-mail: corporate.secretary(at)scotiabank.com
    >>

    Rapport trimestriel disponible en franais

    Le Rapport annuel et les tats financiers de la Banque sont publis en franais et en anglais et distribus aux actionnaires dans la version de leur choix. Si vous prfrez que la documentation vous concernant vous soit adresse en franais, veuillez en informer Relations publiques, Affaires de la socit et Affaires gouvernementales, La Banque de Nouvelle-Ecosse, Scotia
Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'tiquette d'adresse, afin que nous puissions prendre note du changement.

    The Bank of Nova Scotia is incorporated in Canada with limited liability.

    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: Luc Vanneste, Executive Vice-President & Chief
Financial Officer, (416) 933-3250; Kevin Harraher, Vice-President, Investor

Relations, (416) 866-5982; Frank Switzer, Public Affairs, (416) 866-7238/
    (BNS. BNS)

CO:  Scotiabank

CNW 11:41e 29-AUG-06